SYNEX INTERNATIONAL INC
1444 Alberni Street, 4th Floor
Vancouver, B.C. Canada V6G 2Z4
Tel (604) 688-8271 Fax (604) 688-1286
E-mail sxi@synex.com

02 OCT 31 AM 8:14

82-8362

02055688

October 16, 2002

L1004-14/4

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Stop (3-9)
450-5th Street NW
Washington, DC 20549

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

REFERENCE: ~~82-8362~~
FILING OF INFORMATION MAILED TO SHAREHOLDERS

Pursuant to our filing requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934 we enclose the following document(s) which has (have) either been mailed to our shareholders or disseminated as a News Release:

1. News Release dated October 16, 2002 and entitled, "Synex International Annual Report for Fiscal 2002" (one copy).

As you require, each copy of the above document(s) is referenced on the top right hand corner: **Reference 82-8362.**

Yours truly
SYNEX INTERNATIONAL INC.

Alan W Stephens
Corporate Secretary

dlw 11/18

Enclosure(s)

L1004.14.SECfiling

82-8362

SYNEX INTERNATIONAL INC.
NEWS RELEASE

TSE : SXI

October 16, 2002

SYNEX INTERNATIONAL ANNUAL REPORT FOR FISCAL 2002

During fiscal year 2002, all three divisions of the Company operated profitably and continued to build the basis for expansion in later years. The renewed focus on the operating divisions following the acquisition in June 2001 of the shares of the former controlling shareholder by a group including management, employees and outside investors resulted in each of the divisions showing improved results over fiscal 2001. Revenue in fiscal 2002 decreased to $3,919,158 from $4,093,329 while Net Income in fiscal 2002 increased to $496,520 from $120,871. The increase in Net Income is primarily a result of decreased selling, general and administrative costs. Earnings per share increased to $0.03 in fiscal 2002 as compared to $0.01 in fiscal 2001. As at June 30, 2002, the Company had a cash balance of $556,494 and no indebtedness.

The software division released a number of upgraded versions of F9 primarily for use with accounting systems using SQL Server technology. The releases included F9 products for both the ACCPAC and Microsoft Great Plains families of products. During fiscal 2002, revenues decreased to $2.72 million from $2.80 million in fiscal 2001 with segmented operating profit increasing to $459,000 from $110,143 in fiscal 2001. There was a year over year revenue increase during the last six months to $1.56 million from $1.33 million and the software division anticipates that revenue will continue to increase in fiscal 2003.

Revenues for the energy division decreased to $473,090 from $556,167 in fiscal 2001 with net income decreasing to $145,007 from $169,219. The revenue in fiscal 2001 was higher mostly due to the gain on sale of shares of New World Power Corporation. During fiscal 2002, the energy division advanced a potential powerline utility project as well as two potential hydroelectric opportunities within British Columbia. The energy division holds over 9% of the outstanding shares of Coast Mountain Hydro Corporation, a company proposing a 100 MW hydroelectric plant in northern British Columbia. During fiscal 2002, Coast Mountain completed the feasibility study and submitted an Application for Project Approval under the Environmental Assessment Act. The energy division has a US$1 million Convertible Loan with The New World Power Corporation which was due on June 30, 2001. The Convertible Loan and accrued unpaid interest is secured by a first mortgage on the power plants of Wolverine Power Corporation, a wholly owned subsidiary of New World. New World has been actively pursuing a sale of Wolverine since the summer of 2001 and the energy division has made a number of purchase proposals for Wolverine. Subsequent to the end of the fiscal year, the energy division has continued to propose a purchase of Wolverine and has commenced foreclosure proceedings on the properties of Wolverine.

Revenue from external customers of the engineering division increased to $712,619 from $648,508 in fiscal 2001 with segment operating profit increasing to $137,335 from $67,930. Most of the engineering services relate to feasibility, design and operation of hydroelectric plants. Total revenue for fiscal 2002 increased to $1,017,699 from $894,178 in fiscal 2001, with the increase mostly due to advancing work for the energy division on the development of an electrical utility and on two prospective hydroelectric plants in British Columbia.

OUTLOOK

During the next fiscal year, the Company expects to significantly advance the electrical utility and at least one of the prospective hydroelectric projects of the energy division, each with a scheduled completion date of late December 2003. The overdue Convertible Loan with New World Power Corporation should be resolved before June 30, 2003. Subsequent to the fiscal year end, the Company closed the sale of the software division on September 30, 2002 and received $2,700,000 plus an estimated additional $275,000 payable as accounts receivable are collected. The proceeds from this sale are expected to fund a significant portion of the equity for the energy projects as well as providing general working capital.

Greg J. Sunell, President

400 – 1444 Alberni Street
Vancouver B C V6G 2Z4
Phone (604) 688 8271 Fax (604) 688 1286
E-mail: gsunell@synex.com Web Site: www.synex.com/